Thomson Reuters Corporation

333 Bay Street, Suite 300

Toronto, Ontario M5H 2R2

Canada

Tel (416) 687-7500

March 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Notice of disclosure filed in Annual Report on Form 40-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that Thomson Reuters Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 40-F for the fiscal year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on March 10, 2020.

Sincerely,

Thomson Reuters Corporation

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Deputy Company Secretary